

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Via U.S. Mail and Fax (905) 248-3277
Mr. Damian O'Hara
Chief Executive Officer
Northern Minerals, Inc.
167 Caulder Drive
Oakville, Ontario, Canada L6J 4T2

> **Re: Larry O'Donnell, CPA, P.C. Audit Opinion**

Dear Mr. O'Hara:

We note that your March 31, 2010 financial statements were audited by Larry O'Donnell, CPA, P.C. Effective December 14, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Larry_O_Donnell.pdf.

As Larry O'Donnell, CPA, P.C. is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Larry O'Donnell, CPA, P.C. We believe the revocation of the accountant's PCAOB registration would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. Please amend the 8-K that you filed on December 29, 2010 regarding the auditor change under Item 4.01 to disclose this fact.

Please advise us as to how you intend to address this matter by no later than January 10, 2011. If you have any questions, I can be reached at (202) 551-3489.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant